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FIRST MINING COMPLETES TRANSACTION WITH TAMAKA GOLD CORPORATION

June 17, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining”) is pleased to announce the successful completion of the previously announced amalgamation (the “Transaction”) with Tamaka Gold Corporation (“Tamaka”), a privately held mineral exploration company which owns the Goldlund project located in northwestern Ontario.

As a result of the Transaction, Tamaka has become a wholly-owned subsidiary of First Mining and the shareholders of Tamaka received an aggregate of approximately 92.5 million common shares of First Mining. In addition, under the terms of the Transaction, certain shareholders who held in the aggregate approximately 39.6% of the outstanding Tamaka shares, have deposited the First Mining shares received by them under the Transaction into escrow. Twenty percent of such escrowed shares will be released from escrow one year following the closing date of the Transaction and an additional 20% will be released every six months thereafter, with the final tranche released on the date which is three years after closing.

Keith Neumeyer, Chairman of First Mining, stated: “The closing of the Tamaka transaction marks our eighth acquisition since listing the Company on the TSX-Venture Exchange in April 2015. We believe Goldlund has tremendous exploration potential and we are very pleased with the portfolio of high-quality gold assets we have accumulated to date. First Mining plans to now focus on enhancing the value of its current assets while monitoring the market for additional accretive acquisition opportunities.”

With the Transaction having been completed, the Company’s intent is to commission an updated National Instrument (“NI”) 43-101 compliant resource estimate and technical report on the Goldlund project. Completion of this new resource estimate will include confirmatory analysis of previous assay results, however, it is not expected to require any additional exploration or drilling at this time. This update may result in an adjustment to current historical resource estimates on the Goldlund project upon completion.

Dr. Christopher Osterman, P. Geo., Chief Executive Officer of First Mining, a Qualified Person for the purposes of NI 43-101 has reviewed and approved the scientific and technical content of this news release.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 28 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through accretive acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824, or visit our website at www.firstminingfinance.com.

ON BEHALF OF THE BOARD OF
FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements”(collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this news release relate to, among other things: (i) the release of the escrowed First Mining shares; (ii) timing for the initiation and completion of a new NI 43-101 compliant resource estimate on the Goldlund project and the type of work required in connection therewith; (iii) the results of additional analysis of previous assay results at the Goldlund project; and (iv) potential adjustments to the historical resource estimates for the Goldlund project. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: reallocation of resources by First Mining; fluctuations in general macro-economic conditions; fluctuations in securities markets and the market price of First Mining’s shares; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; and title to properties. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, First Mining does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.